1290 Avenue of the Americas New York, NY 10104	Darin Smith Lead Director and Associate General Counsel (319) 573-2676 LAW DEPARTMENT

November 19, 2018

VIA EDGAR

Elisabeth Bentzinger, Esq.

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

Re:	AXA Equitable Life Insurance Company

Post-Effective Amendment No. 2 to Form S-3

File Number: 333-223714

Dear Ms. Bentzinger:

Per your request, AXA Equitable Life Insurance Company hereby acknowledges that the Staff of the Securities and Exchange Commission did not make a determination with respect to the Company’s right to discontinue the Performance Cap Threshold service notwithstanding the acceleration of the above-referenced filing.

Very truly yours,

Darin Smith